

December 27, 2022

Peter McGoff
Chief Legal Officer
Rubrik, Inc.
3495 Deer Creek Road
Palo Alto, California 94304

>   **Re: Rubrik, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted on December 12, 2022**
>   **CIK No. 0001943896**

Dear Peter McGoff:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated November 10, 2022.

Amendment No. 1 to Draft Registration Statement on Form S-1

Notes to Consolidated Financial Statements, page F-8

1.   In response to prior comment 11, you state, "The Company's interpretation of the definition of related party transactions under ASC 850 is focused on the control principle." In such limitation, please explain how you considered the definition of related parties in ASC 850-10-20. In this regard, the definition also includes management of the entity and members of their immediate families.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

2.   We note your revised disclosure in response to prior comment 12. Specifically, we note you removed the discussion that you do not provide customers with the right to take possession of the software. Please clarify whether you provide your Channel Partners with the right to take possession of the software.

        You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Melissa Walsh, Senior Staff Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at 202-551-5176 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Jon Avina